Exhibit 3.1

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances.

We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely be ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a quarterly basis, an investor has the opportunity to obtain liquidity. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder (“exceptional redemptions”), as further discussed below, and all other redemption requests. Investors should note, however, that even during exceptional redemption events, the redemption plan may not be available due to our Manager’s ability to amend, suspend, or terminate the redemption plan at any time.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per redemption request. However, we reserve the right to waive these limitations for any reason. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Except in the case of exceptional redemptions, the effective redemption price will be calculated based on a declining penalty to the redemption price in effect at the time of the redemption request, rounded down to the nearest cent. The redemption price will be equal to (i) the NAV per share for our common shares in effect at the time the redemption request is made, reduced by (ii) the aggregate sum of NAV Distributions, if any, declared (whether paid or unpaid) for such quarter. “NAV Distributions” are distributions that, in the sole discretion of the Manager, reduce the Company’s NAV (including, for example, distributions arising from the proceeds of the sale of one or more of our properties where such proceeds are not reinvested in other properties). The redemption price will not, however, be reduced by the aggregate sum of other distributions, if any, that are not-NAV Distributions that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date (i.e., the last business day of the applicable quarter).

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 5 years	99.0	%(2)
More than 5 years	100.0	%(3)
Exceptional redemptions	100.0	%(4)

(1)	The Effective Redemption Price will be the per share NAV for our common shares as of the time the redemption request is made and (i) reduced by any NAV Distributions during such quarter and (ii) rounded down to the nearest $0.01.
(2)	For shares held less than five (5) years, the Effective Redemption Price includes the fixed 1% penalty to the NAV for our common shares in effect at the time of the redemption request.
(3)	For shares held at least five (5) years, the Effective Redemption Price does not include any penalty to the NAV for our common shares in effect at the time of the redemption request.
(4)	For exceptional redemptions, the Effective Redemption Price does not include any penalty to the per share price for our common shares in effect at the time of the redemption request.

The following is a brief summary of our redemption plan, which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

Redemption Price	99-100% of NAV, depending on hold time and type of redemption request (reduced by NAV Distributions, if any).

Timing to submit request	On or before the last business day of the applicable quarter (the “Redemption Submission Deadline”).

Last Date to Withdraw Request	The last business day of the applicable quarter.

Date of Redemption Payment	Within twenty-one (21) days following the end of the applicable quarter.

Frequency	Quarterly.

Minimum Amount of Shares Redeemed	None.

Maximum Amount of Shares Redeemed	5,000 common shares or $50,000 worth of common shares, whichever is less.

As noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares resulting from the death of a shareholder who is a natural person, including shares held by such shareholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who will have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 12 months after the death of the shareholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a shareholder. Such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as noted above, the effective redemption price will not include any penalty to the per share price for our common shares in effect at the time of the redemption request in respect of redemptions of shares held by a shareholder who is a natural person who is deemed to have a “qualifying disability” (as such term is defined in Section 72(m)(7) of the Code), including shares held by such shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. We must receive the written redemption request within 12 months of the initial determination of the shareholder’s disability in order for the shareholder to rely on any of the waivers described above that may be granted in the event of the disability of a shareholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

If we agree to honor redemption requests, such redemption of our common shares will be made quarterly upon written request to us on or prior to the last business day of the applicable quarter. Shareholders may withdraw their redemption request at any time on or prior to the last business day of the applicable quarter. If we agree to honor redemption requests, such redemption requests will be effective as of the last business day of the applicable quarter, and funds will be remitted within twenty-one (21) days following the end of the applicable quarter. If we agree to honor a redemption request, the common shares to be redeemed will cease to accrue distributions or have voting rights as of the last business day of the applicable quarter. We reserve the right to redeem shares pursuant to an exceptional redemption request outside of our quarterly redemption process.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given quarter, such pending requests will be honored on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. In the event that not all redemptions are being honored in a given quarter, the redemption requests not fully honored will be terminated, and will need to be resubmitted if they are to be considered in any future date on which redemptions are being honored. If funds available for the redemption plan are not sufficient to accommodate all redemption requests, common shares will be redeemed on a pro-rata basis, if at all, and priority will be given to exceptional redemptions. If a shareholder who holds less than 100 common shares submits a redemption request for all such shares, our Manager may determine in its sole discretion to redeem all such shares in full prior to redeeming all other redemption requests on a pro-rata basis.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a first in first out basis – meaning, those common shares that have been continuously held for the longest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not generally intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT for U.S. federal income tax purposes, following any material decrease in our NAV, or for any other reason. However, in the event that we suspend our redemption plan, we expect that we will reject any outstanding redemption requests and do not intend to accept any new redemption requests until after the next NAV adjustment. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT for U.S. federal income tax purposes (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.